Exhibit 99.1

Publication of Supplement to the Offering Circular

The following supplement to the Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 1 November 2006 to the Offering Circular dated 23 November 2005 (the “Offering Circular”), relating to United Utilities’ multi-issuer €7,000,000,000 (previously €5,000,000,000) Euro Medium Term Note Programme. Each of United Utilities PLC, United Utilities Electricity PLC and United Utilities Water PLC is an issuer under the Programme.

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/3757l_-2006-11-1.pdf

The documents incorporated by reference into the Supplement are available for inspection at the Document Viewing Facility of the UK Listing Authority.

For further information, please contact Tom Fallon, Treasurer, United Utilities, on + 44 1925 237064.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular for the United Utilities PLC / United Utilities Electricity PLC / United Utilities Water PLC €5,000,000,000 Euro Medium Term Note Programme dated 23 November, 2005) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Supplement you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.